SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Xinyuan Real Estate Co., Ltd.
(Name of Issuer)

Common Shares, par value $0.0001 per share
(Title of Class of Securities)

98417P105**
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing two Common Shares.

CUSIP No. 98417P105	13D	Page 2 of 13 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,253,670 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,253,670 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,253,670 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.0% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Excludes 58,815,338 Common Shares (as defined below) beneficially owned by the Chairman (as defined below) and his affiliates that, as further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own pursuant to the Chairman Letter Agreement (as defined below). Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.
**	The calculation assumes that there are a total of 196,061,286 Common Shares outstanding, which is the sum of (i) the 158,807,616 Common Shares outstanding as of August 5, 2013 as reported by the Issuer to TPG Asia VI SF, (ii) the 12,000,000 Common Shares issued to TPG Asia VI SF (as defined below) pursuant to the Securities Purchase Agreement (as defined below) and (iii) the 25,253,670 Common Shares issuable to TPG Asia VI SF upon conversion of the Convertible Note (as defined below).

CUSIP No. 98417P105	13D	Page 3 of 13 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,253,670 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,253,670 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,253,670 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.0% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Excludes 58,815,338 Common Shares beneficially owned by the Chairman and his affiliates that, as further described in Item 4, the Reporting Persons may be deemed to beneficially own pursuant to the Chairman Letter Agreement. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.
**	The calculation assumes that there are a total of 196,061,286 Common Shares outstanding, which is the sum of (i) the 158,807,616 Common Shares outstanding as of August 5, 2013 as reported by the Issuer to TPG Asia VI SF, (ii) the 12,000,000 Common Shares issued to TPG Asia VI SF pursuant to the Securities Purchase Agreement and (iii) the 25,253,670 Common Shares issuable to TPG Asia VI SF upon conversion of the Convertible Note.

CUSIP No. 98417P105	13D	Page 4 of 13 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,253,670 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,253,670 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,253,670 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.0% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Excludes 58,815,338 Common Shares beneficially owned by the Chairman and his affiliates that, as further described in Item 4, the Reporting Persons may be deemed to beneficially own pursuant to the Chairman Letter Agreement. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.
**	The calculation assumes that there are a total of 196,061,286 Common Shares outstanding, which is the sum of (i) the 158,807,616 Common Shares outstanding as of August 5, 2013 as reported by the Issuer to TPG Asia VI SF, (ii) the 12,000,000 Common Shares issued to TPG Asia VI SF pursuant to the Securities Purchase Agreement and (iii) the 25,253,670 Common Shares issuable to TPG Asia VI SF upon conversion of the Convertible Note.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Shares, par value $0.0001 per share, of the Issuer (the “Common Shares”). The principal executive offices of the Issuer are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, which is the sole shareholder of TPG Asia VI SF Pte., Ltd., a company formed under the laws of Singapore (“TPG Asia VI SF”), which directly holds 12,000,000 Common Shares and a senior secured convertible note issued by the Issuer having an aggregate principal amount of $75,761,009 and being convertible by TPG Asia VI SF in whole or in part into 25,253,670 Common Shares, subject to certain adjustments (such Common Shares, together with the 12,000,000 Common Shares held directly by TPG Asia VI SF, the “TPG Shares”). Because of Group Advisors’ relationship to TPG Asia VI SF, Group Advisors may be deemed to beneficially own the TPG Shares.

Messrs. Bonderman and Coulter are officers and sole stockholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TPG Asia VI SF) engaged in making investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors and officer, director or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

TPG Asia VI SF entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), attached hereto as Exhibit 2, dated August 26, 2013, with the Issuer and the guarantors listed on Schedule 1 thereto, pursuant to which TPG Asia VI SF purchased from the Issuer on September 19, 2013 (the “Closing”), and the Issuer issued, sold and delivered, (i) 12,000,000 Common Shares at a price of $2.74 per share for an aggregate purchase price of $32,880,000 and (ii) a senior secured convertible note (the “Convertible Note”), attached hereto as Exhibit 3, dated September 19, 2013, having an aggregate principal amount of $75,761,009, for a total aggregate purchase price of $108,641,009 (the “Purchase Price”). The Purchase Price was funded by equity contributions of the sole shareholder of TPG Asia VI SF.

References to and descriptions of the Securities Purchase Agreement and Convertible Note set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and Convertible Note, which have been filed as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Item 4.  Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Securities Purchase Agreement

The Issuer and TPG Asia VI SF made certain customary representations, warranties and covenants to each other in the Securities Purchase Agreement.

Board Representation

The Issuer agreed to appoint, effective upon the Closing, Steve Sun or another individual that TPG Asia VI SF at any time or from time to time may subsequently designate (the “TPG-Nominated Director”) to serve as a member of the Board of Directors of the Issuer (the “Board”) and as a member of each committee of the Board, including the Investment Committee (as defined below), except as otherwise required by applicable law, and to invite the TPG-Nominated Director to, and provide adequate notice of, all meetings of the Board and any committees thereof. The Issuer further agreed to enter into an indemnification agreement in a form mutually agreeable to the Issuer and TPG Asia VI SF for the benefit of each TPG-Nominated Director concurrently with his or her appointment. In the event that applicable law restricts the TPG-Nominated Director from serving as a member of any committee of the Board, the Issuer agreed that the TPG-Nominated Director will be invited to, and provided adequate notice of and all materials relating to, all meetings of such committee solely as an observer. The appointment of Mr. Sun and any subsequent TPG-Nominated Director is subject to legal and governance requirements and to the nominee providing such information as the Board may reasonably request with respect to the individual’s background and experience to assess independence, qualification to serve on a committee and other corporate governance matters.

The Issuer agreed not to (i) modify the size of the Board or any of its committees, (ii) form any new committee, except as required by law or with the written consent of the TPG-Nominated Director, which consent may not be unreasonably withheld, conditioned or delayed, or unless a special committee has been formed and, on the advice of counsel, it is not appropriate to include the TPG-Nominated Director as a member of such special committee, (iii) terminate any existing committee of the Board, (iv) delegate any new powers to any committee of the Board, except as required by law or with the written consent of the TPG-Nominated Director, which consent may not be unreasonably withheld, conditioned or delayed, or (v) revoke the delegation of any powers from any committee of the Board.

The Issuer agreed to form an investment committee (the “Investment Committee”) and adopt an Investment Committee charter in the form attached to the Securities Purchase Agreement. The Investment Committee will be composed of three members, including the Chairman and the TPG-Nominated Director.

Preemptive Rights

Subject to certain exceptions, the Issuer is prohibited from issuing any securities of any type or class unless the Issuer has offered TPG Asia VI SF the right to purchase up to its pro rata share (calculated by determining the proportion that the aggregate number of Common Shares held by TPG Asia VI SF bears to the aggregate outstanding number of Common Shares, each on an as converted basis) of such issuance for a per unit consideration equal to the per unit consideration to be paid by the proposed recipient of such securities on the same terms and conditions.

Chairman Letter Agreement

In connection with the Closing, TPG Asia VI SF entered into a Letter Agreement (the “Chairman Letter Agreement”), attached hereto as Exhibit 4, dated as of September 19, 2013, with Mr. Zhang Yong (the “Chairman”). As a result of certain provisions in the Chairman Letter Agreement, the Reporting Persons may be deemed to have shared voting power over the Common Shares held by the Chairman and his affiliates. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman, his affiliates or any other person, and do not affirm membership in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the Chairman, his affiliates or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially own any Common Shares beneficially owned by the Chairman, his affiliates or any other person or is a member of a group with the Chairman or any other person.

Transfer Restrictions

The Chairman agreed not to, without TPG Asia VI SF’s prior written approval for so long as TPG Asia VI SF and its affiliates own at least 10% of the Common Shares (on an as converted basis), sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of, or suffer to exist any lien on, any equity security of the Issuer directly or indirectly held by the Chairman or his affiliates or any right, title or interest therein or thereto, or otherwise take any action to the effect that any other person will become a beneficial owner of any equity security of the Issuer directly or indirectly held by the Chairman or his affiliates, which would constitute a Change of Control (as defined in the Convertible Note).

Tag-Along Rights

For so long as TPG Asia VI SF and its affiliates own at least 10% of the Common Shares (on an as converted basis), if the Chairman or his affiliates propose to directly or indirectly transfer any equity securities of the Issuer in one or a series of related transactions to a third party that constitutes, or could reasonably be expected to result in, the transfer of at least 50% of the total equity securities of the Issuer held by the Chairman and his affiliates, the transferring securityholder is required to send a written notice to TPG Asia VI SF at least 45 calendar days prior to the proposed closing of such transfer with the proposed terms of the transfer, and TPG Asia VI SF will have the right to require the transferee to purchase from TPG Asia VI SF, upon the same terms and conditions given to the transferring securityholder (including the same consideration per security), all or a portion of the equity securities held by TPG Asia VI SF. If TPG Asia VI SF has properly elected to exercise its right and the transferee fails to purchase TPG Asia VI SF’s equity securities subject to such election, the transferring securityholder is prohibited from making the proposed transfer, and if any transfer is purported to be made, such transfer will be considered void and null ab initio.

Voting

For so long as TPG Asia VI SF and its affiliates own at least 5% of the Common Shares (on an as converted basis), the Chairman further agreed to, and cause each of his affiliates to, by shareholder vote or otherwise, use his or its reasonable best efforts so as (i) to cause the TPG-Nominated Director to be duly elected to the Board, (ii) not to remove the TPG-Nominated Director from the Board, (iii) not to approve any Fundamental Transaction (as defined in the Convertible Note) or any other transaction that constitutes or could reasonably be expected to lead to a Change of Control, (iv) not to change the Investment Committee charter, and (v) to ensure that the TPG-Nominated Director will be a member of the Investment Committee.

Convertible Note

Pursuant to the terms of the Convertible Note, at any time or times on or after the issuance date of September 19, 2013 until the maturity date of September 19, 2018, TPG Asia VI SF is entitled to convert the principal amount of the Convertible Note, or any portion of the principal which is an integral multiple of $100,000, into Common Shares. The number of Common Shares issuable upon conversion will equal the principal amount being converted divided by the then applicable conversion price (the “Conversion Price”), rounded up to the nearest whole number of Common Shares. The Conversion Price initially is $3.00 per Common Share and is subject to adjustment for certain corporate events, including certain cash dividends, stock splits and combinations, stock distributions, dilutive issuances and other transactions pursuant to which holders of Common Shares or American Depositary Shares (“ADSs”) are entitled to receive securities or other assets with respect to or in exchange for such Common Shares or ADSs. Upon a Change of Control or Fundamental Transaction, the Issuer is required to make an offer to purchase any outstanding principal amount of the Convertible Note at a purchase price equal to 150% of such principal amount plus accrued but unpaid interest.

Registration Rights Agreement

In connection with the Closing, TPG Asia VI SF and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), attached hereto as Exhibit 5, dated September 19, 2013, pursuant to which the Issuer agreed to register and maintain the effectiveness of a shelf registration statement with respect to the resale of all the Registrable Securities (as defined in the Registration Rights Agreement) beneficially owned by TPG Asia VI SF and its permitted transferees. In addition, among other things, TPG Asia VI SF and its permitted transferees are entitled to participate in certain other registration statements and offerings conducted on behalf of the Issuer or third parties.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; and taking any action similar to any of those enumerated above.

References to and descriptions of the Securities Purchase Agreement, Convertible Note, Chairman Letter Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, Convertible Note,

Chairman Letter Agreement and Registration Rights Agreement, which have been filed as Exhibits 2, 3, 4 and 5, respectively, and are incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are a total of 196,061,286 Common Shares outstanding, which (i) is the sum of (a) the 158,807,616 Common Shares outstanding as of August 5, 2013 as reported by the Issuer to TPG Asia VI SF, (b) the 12,000,000 Common Shares issued to TPG Asia VI SF pursuant to the Securities Purchase Agreement and (c) the 25,253,670 Common Shares issuable to TPG Asia VI SF upon conversion of the Convertible Note, and (ii) excludes Common Shares that may be issued to the Chairman or his affiliates upon the exercise of stock options.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own 37,253,670 Common Shares, which (i) includes 12,000,000 Common Shares held directly by TPG Asia VI SF and 25,253,670 Common Shares issuable to TPG Asia VI SF upon conversion of the Convertible Note and (ii) constitutes approximately 19.0% of the outstanding Common Shares. The total excludes 58,815,338 Common Shares beneficially owned by the Chairman and his affiliates that constitute approximately 30.0% of the outstanding Common Shares and, as further described in Item 4, the Reporting Persons may be deemed to beneficially own pursuant to the Chairman Letter Agreement. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.

(c) Except as set forth in Item 3, Item 4 and this Item 5 (and excluding, for the avoidance of doubt, any exercise of stock options by the Chairman or his affiliates and any dispositions of Common Shares received upon such exercises), none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Except for the Securities Purchase Agreement, Chairman Letter Agreement, Convertible Note and Registration Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
  Securities Purchase Agreement, dated August 26, 2013, by and among Xinyuan Real Estate Co., Ltd., the guarantors listed on Schedule 1 thereto and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K filed by the Issuer with the SEC on September 19, 2013).
  Senior Secured Convertible Note, dated September 19, 2013, in an aggregate principal amount of $75,761,009 (incorporated by reference to Exhibit 99.3 to the Issuer’s Report on Form 6-K filed by the Issuer with the SEC on September 19, 2013).
  Letter Agreement, dated as of September 19, 2013, by and between Mr. Zhang Yong and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.6 to the Issuer’s Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on September 19, 2013).
  Registration Rights Agreement, dated September 19, 2013, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.4 to the Issuer’s Report on Form 6-K filed by the Issuer with the SEC on September 19, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2013

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Director, Vice President and Treasurer
Ronald Cami	Director, Vice President and Secretary
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Clive Bode	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

INDEX TO EXHIBITS

Exhibit 1	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
Exhibit 2	Securities Purchase Agreement, dated August 26, 2013, by and among Xinyuan Real Estate Co., Ltd., the guarantors listed on Schedule 1 thereto and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K filed by the Issuer with the SEC on September 19, 2013).
Exhibit 3	Senior Secured Convertible Note, dated September 19, 2013, in an aggregate principal amount of $75,761,009 (incorporated by reference to Exhibit 99.3 to the Issuer’s Report on Form 6-K filed by the Issuer with the SEC on September 19, 2013).
Exhibit 4	Letter Agreement, dated as of September 19, 2013, by and between Mr. Zhang Yong and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.6 to the Issuer’s Report on Form 6-K filed by the Issuer with the SEC on September 19, 2013).
Exhibit 5	Registration Rights Agreement, dated September 19, 2013, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.4 to the Issuer’s Report on Form 6-K filed by the Issuer with the SEC on September 19, 2013).